05037934

SECURI[illegible] ON

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH, D.C. 213

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50997 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chittenden Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Burlington Square
(No. and Street)

| Burlington | VT | 05401 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Keefe — 802-660-2157 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
(Name – *if individual, state last, first, middle name*)

| 100 Middle Street | Portland | ME | 04104 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Timothy J. Keefe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chittenden Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
Chittenden Securities, Inc.

We have audited the accompanying statement of financial condition of Chittenden Securities, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Chittenden Securities, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 8, 2005

## CHITTENDEN SECURITIES, INC

### Statement of Financial Condition

### December 31, 2004

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 856,147 |
| Deposit with clearing broker-dealer (restricted cash) | 145,815 |
| Investments | 3,060 |
| Commissions receivable from clearing broker-dealer | 43,321 |
| Prepaid expenses | 1,636 |
| Total assets | $ 1,049,979 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accrued payroll and other liabilities | $ 30,362 |
| Payable to Parent | 61,478 |
| Total liabilities | 91,840 |
| Commitments and contingencies (Note 4) | |
| Stockholder's equity | |
| Common stock, $1.00 par value; authorized - 100 shares issued and 1 share outstanding | 1 |
| Additional paid-in capital | 1,725,999 |
| Accumulated deficit | (767,861) |
| Total stockholder's equity | 958,139 |
| Total liabilities and stockholder's equity | $ 1,049,979 |

The accompanying notes are an integral part of these financial statements.

## CHITTENDEN SECURITIES, INC

### Statement of Operations

### Year Ended December 31, 2004

| | |
|---|---|
| Revenues | |
| Commissions | $ 3,213,501 |
| Interest and dividend income | 3,953 |
| Total revenues | 3,217,454 |
| Expenses | |
| Management fee | 2,476,645 |
| Salaries and related expenses | 864,838 |
| General office operating expenses | 15,175 |
| Dues and memberships | 28,542 |
| Education and training | 29,237 |
| Clearing | 161,200 |
| Registration fees | 128,031 |
| Travel | 52,511 |
| Legal and professional | 9,920 |
| Other expenses, net | 54,823 |
| Total expenses | 3,820,922 |
| Loss before income tax benefit | (603,468) |
| Income tax benefit | 218,478 |
| Net loss | $ (384,990) |

The accompanying notes are an integral part of these financial statements.

## CHITTENDEN SECURITIES, INC

### Statement of Changes in Stockholder's Equity

### Year Ended December 31, 2004

| | Common Stock Shares Issued | Common Stock Amount | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2003 | 1 | $ 1 | $ 1,075,999 | $ (382,871) | $ 693,129 |
| Contribution by Parent | - | - | 650,000 | - | 650,000 |
| Net loss | - | - | - | (384,990) | (384,990) |
| Balance at December 31, 2004 | 1 | $ 1 | $ 1,725,999 | $ (767,861) | $ 958,139 |

The accompanying notes are an integral part of these financial statements.

## CHITTENDEN SECURITIES, INC

### Statement of Cash Flows

### Year Ended December 31, 2004

| | |
|---|---|
| Cash flows from operating activities | |
| Net loss | $ (384,990) |
| Adjustments to reconcile net loss to net cash used by operating activities | |
| Change in | |
| Cash restricted for customers | 90,720 |
| Deposit with clearing broker-dealer | (36,839) |
| Investments | (225) |
| Commissions receivable from clearing broker-dealer | 57,893 |
| Prepaid expenses | 19,045 |
| Accrued payroll and other liabilities | (66,915) |
| Accrued to/receivable from Parent | 81,873 |
| Net cash used by operating activities | (239,438) |
| Cash flows from financing activities | |
| Capital contributed by Parent | 650,000 |
| Net cash provided by financing activities | 650,000 |
| Net increase in cash and cash equivalents | 410,562 |
| Cash and cash equivalents, beginning of year | 445,585 |
| Cash and cash equivalents, end of year | $ 856,147 |

The accompanying notes are an integral part of these financial statements.

## Nature of Operations

Chittenden Securities, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Vermont Corporation of a wholly-owned subsidiary of Chittenden Trust Company (the "Parent"). The Company provides brokerage services consisting of purchases and sales in mutual funds, equity securities, debt securities, and annuities.

## 1. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

### Recognition of Revenue

Revenue is recorded during the period in which services are performed. Commission income and expenses related to customer security transactions are recognized on a trade-date basis.

### Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Commissions Receivable

Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to current earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. There were no accounts requiring a valuation allowance at December 31, 2004.

### Securities

Securities owned by the Company are carried at market value. The difference between cost and market value is included in income.

**Clearing Expenses**

The Company uses National Financial Services as its clearing broker. Clearing fees are recorded on an accrual basis.

**Statement of Cash Flows**

For the purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

**Income Taxes**

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis and the amount of income tax expense or benefit is either remitted to or received from the Parent.

## 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2004, the Company had net capital of $671,385, which was $421,385 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

The Company is subject to the reserve requirements of SEC Rule 15c3-3. From time to time, the Company does not promptly remit customer funds to its clearing broker-dealer. As of December 31, 2004, the Company did not hold such funds, and thus was not required to provide a reserve.

## 3. Related Party Transactions

The Parent provides the Company with office facilities and equipment and performs various general and administrative services and incurs other expenses on behalf of the Company. In return for these services, the Parent charges a management fee to the Company. This fee is equal to the greater of $50 per month or 80 percent of the brokerage service gross income received, less certain commissions directly generated by Company employees each month. Total management fee expense for 2004 was $2,476,645 and is included in the accompanying statement of operations.

## 4. Commitments and Contingent Liabilities

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the clearing agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligation. It is the Company's operating policy that counterparties maintain adequate account balances prior to the execution of security transactions. During 2004, the Company did not incur such charges.

## 5. Accrued Liabilities

In August 2003, the National Association of Securities Dealers (NASD) issued Notice to Members #03-47 in relation to its ongoing examination regarding customers of member firms who may not have received appropriate breakpoint discounts in connection with the purchase of Class A shares of front-end load mutual funds. The Company estimated its liability for such potential refunds to be $86,400 at December 31, 2003, based upon the results of a self-assessment made during 2003 according to NASD guidelines. During 2004, all refunds were paid, and an overaccrual of $70,266 was recorded as a reduction of other expense.

## CHITTENDEN SECURITIES, INC

### Computation of Net Capital under SEC Rule 15c3-1

### December 31, 2004

| | |
|---|---|
| Total stockholder's equity | $ 958,139 |
| Deductions | |
| Nonallowable assets | |
| Prepaid expenses, miscellaneous receivables and other assets | (1,636) |
| Haircuts on securities | |
| Investment securities 2% reserve | (15,118) |
| Ownership equity not allowable | |
| Deductible on insurance bond | (270,000) |
| Net capital | $ 671,385 |
| Aggregate indebtedness | |
| Accrued payroll and other liabilities | $ 30,362 |
| Payable to Parent | 61,478 |
| Aggregate indebtedness | $ 91,840 |
| Computation of basic net capital requirement | |
| Minimum net capital required - minimum dollar requirement equal to the greater of $250,000 or 6.66% of aggregate indebtedness | $ 250,000 |
| Net capital in excess of requirement | $ 421,385 |
| Ratio of aggregate indebtedness to net capital | 0.14-to-1 |

The computation of net capital above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A at December 31, 2004.

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder
Chittenden Securities, Inc.

In planning and performing our audit of the financial statements of Chittenden Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 8, 2005